Sullivan & Worcester LLP                             T 202 775 1200
1666 K Street NW                                     F 202 293 2275
Washington, DC 20006                                 www.sandw.com


                                          July 8, 2010




VIA EDGAR

Securities and Exchange Commission
EDGAR Operations Branch
Division of Investment Management
100 F Street, N.E.
Washington, DC 20549

Re:      650 High Income Fund, Inc.


Ladies and Gentlemen:

         This letter sets forth responses to oral comments received from Deborah O'Neal-Johnson of the staff of the Securities and Exchange Commission (the "SEC") on July 7, 2010, pertaining to the preliminary information statement on
Schedule 14C that was filed by 650 High Income Fund, Inc. (the "Company") on June 30, 2010. Where noted, changes, as applicable, have been made and incorporated into the information statement.



     1. Comment: Please confirm that the Notice of Internet Availability and the statement "We Are Not Asking You for a Proxy and You are Requested Not To Send Us a Proxy" will be in bold in the materials sent to shareholders.

          Response: We confirm that the statements will be in bold in the materials being sent to shareholders.

     2. Comment: Please confirm whether this information statement complies with the disclosure requirements under Items 3(a), 4, and 5 of
          Schedule 14C.

          Response: We confirm that the information statement is in compliance because the provisions under Items 3(a), 4 and 5 are not applicable to this information statement.

     3. Comment: Please add further detail on the factors listed in the second paragraph of Section III that were considered by the Board, and add a description of the quality and extent of services to be provided by the Adviser in the fourth paragraph.

          Response: The first four paragraphs of Section III have been revised as follows:

               "At a meeting of the Board of Directors of the Company held on June 9, 2010, the Board of Directors, including the Disinterested Directors, approved the proposal to appoint Six50 Capital as the adviser for the Company.

               The Board of Directors approved the New Advisory Agreement between the Company and Six50 Capital based on a number of factors relating to Six50 Capital's ability to perform under the New Advisory Agreement. These factors included: Six50 Capital's successful management style and experience of the investment management personnel; Six50 Capital's current level of staffing and its overall resources, which appear adequate for the current level of assets managed, as well as for potential growth in asset levels; Six50 Capital's satisfactory financial condition and access to resources of affiliates, if necessary; and Six50 Capital's experienced compliance personnel and compliance structure in place. The Disinterested Directors were advised by independent legal counsel throughout the process.

               The Board gave substantial consideration to the fees payable under the New Advisory Agreement. In this connection, the Board evaluated Six50 Capital's estimated costs and profitability (to the extent practicable) in serving as adviser to the Company, including the costs associated with the personnel, systems and equipment necessary to perform its functions. The Board also examined the fees to be paid to Six50 Capital in light of fees paid to other investment advisers by comparable funds and the method of computing the Adviser's fee. The Board noted that the advisory fee under the New Advisory Agreement is unchanged from the advisory fee paid under the Previous Advisory Agreement and the Interim Advisory Agreement, but the Company's total expenses could be less because the Adviser has agreed to waive or reimburse the ongoing expenses of the Company to the extent that such expenses exceed 0.65% of average daily net assets.

               After comparing the fees with those of comparable funds, and in light of the quality and extent of the services to be provided as described in the presentation by Six50 Capital, including providing portfolio management and administrative services, compliance with the Company's investment policies and procedures, compliance with applicable securities laws and assurances thereof, and the costs to be incurred by Six50 Capital, the Board concluded that the fee to be paid the Adviser with respect to the Company was fair and reasonable."

     4. Comment: Please explain the basis of control of the Adviser by its parents under Item 22(c)(3) of Schedule 14A.

          Response: The first paragraph of Section IV has been revised as follows to describe the basis of ownership and control of Six50 Capital's parent:

          "Six50 Capital, 650 Madison Avenue, 19th Floor, New York, New York 10022, is owned 85% by Ranieri Partners LLC, a privately held company, and the remainder by privately held affiliates of Ranieri Partners LLC. Ranieri Partners LLC is a privately held limited liability company that is controlled and indirectly owned by its managers: Lewis Ranieri, Scott Shay, Donald Phillips, Gregory Oberholtzer and Yale Stark. The principal office of Ranieri Partners LLC and its affiliates is located at 650 Madison Avenue, 20th Floor, New York, New York 10022. Six50 Capital provides investment management and advisory services to private accounts of institutional and individual clients and to closed-end mutual funds. As of May 31, 2010, Six50 Capital had approximately $400 million in assets under management."


     5. Comment: Please confirm whether this information statement complies with the disclosure requirements under Items 22(c)(4) and 22(c)(5) of
          Schedule 14A.

          Response: While Six50 Capital is a private LLC rather than a corporation, the relevant description of the Six50's ownership structure has been revised to include the owners of Six50
          Capital's parent (as disclosed in the Response to Comment 4 above) as consistent with Item 22(c)(4). As required by Item 22(c)(5), the information statement discloses in Section IV that the officers of Six50 Capital also serve as officers of the Company, while the remaining provisions of Item 22(c)(5) are not applicable to this information statement.

                                    * * *

         Any questions or comments with respect to this filing may be directed to the undersigned at (202) 775-1227.



                                   Sincerely,

                                  /s/ Arie Heijkoop, Jr.
                                  Arie Heijkoop, Jr.